April 30, 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Orion Digital Corp. (previously Mogo Inc.) (“the Company”) and, under the date of March 20, 2024, we reported on the consolidated financial statements of the Company as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023. On October 1, 2024, we resigned.

We have read the Company’s statements included under Item 16F of its Annual Report on Form 20-F dated April 30, 2026, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement in the first paragraph that the change of appointed accountants was approved by the Board of Directors, or any of the Company’s statements in the third paragraph that relate to matters associated with the appointed accountants.

Very truly yours,

/s/ KPMG LLP

Chartered Professional Accountants